UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ENDOLOGIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-28440	68-0328265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Musick, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Vaseem Mahboob: (949) 595-7200
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Endologix, Inc. (the “Company,” “we,” “us,” or “our”) prepared and filed this Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018. A copy of our Conflict Minerals Report is attached as Exhibit 1.01 to this Form SD, and is publicly available on our website at www.endologix.com (Investor Relations - Corporate Governance). The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
We conducted an analysis and evaluation of all of our current products and our supply chain to determine whether such products contain conflict minerals, as defined by Rule 13p-1, and determined that certain products we manufacture or contract to be manufactured for us may contain conflict minerals. In accordance with Rule 13p-1, we performed a reasonable country of origin inquiry to determine the source and chain of custody of the potential conflict minerals contained within our products. Our Conflict Minerals Report attached as Exhibit 1.01 hereto describes the results of our reasonable country of origin inquiry and our due diligence process.
Item 1.02 - Exhibit
The Conflict Minerals Report contemplated by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 - Exhibits
The following exhibit is filed as part of this Form SD.
Exhibit 1.01 - Conflict Minerals Report of Endologix, Inc. for the calendar year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDOLOGIX, INC.

Date: May 30, 2019	/s/ Vaseem Mahboob
Vaseem Mahboob, Chief Financial Officer